Exhibit (a)(4)

April 25, 2007

TO:       UNIT HOLDERS OF CONSOLIDATED RESOURCES HEALTH CARE FUND II

SUBJECT:  EXTENDED AND INCREASED OFFER TO PURCHASE UNITS

Dear Unit Holder:

We are amending the Offer to Purchase and related Letters of Transmittal sent to you on March 26, 2007, (the "Offer"), which was made by the Purchasers identified in the Offer. The Purchasers are offering to purchase ALL Units of limited partnership interest (the "Units") in Consolidated Resources Health Care Fund II (the "Partnership") at the increased Offer Price of:

                                 $1,000 per Unit
                                 ---------------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in the Partnership without the usual transaction costs associated with market sales or partnership transfer fees. Reasons you may wish to sell your Units include:

     o HIGHEST OFFER PRICE YET. The Offer Price is $400 per Unit higher, or 66% higher, than the Purchasers previous offer.

     o UNCERTAINTY OF PARTNERSHIP TERMINATION. Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period. The general partner has said that it will begin to market the Partnership's properties for sale, but it has given no indication when the partnership will be liquidating. Therefore, investors may not see liquidity for some time.

     o ILLIQUIDITY OF UNITS. The relative illiquidity of the Units resulting from the absence of a formal trading market makes the Units difficult to sell.

     o NO FUTURE IRS FILING REQUIREMENTS / ELIMINATION OF RETIREMENT ACCOUNT FEES. The tax year in which you sell your Units will be the final year for which you will be obligated to file a K-1 for the Partnership with your tax return. This may represent a reduction in costs associated with filing complicated tax returns and you may avoid incurring fees for having this investment in your IRA or retirement account. Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

The Purchasers are extending the Expiration Date to May 14, 2007. You can view the amended Offer materials at www.mpfi.com (Click on MPF Tenders). If you already completed and sent a Letter of Transmittal to the Depositary, you need not send another, you will automatically receive the higher price.

After carefully reading the Offer as amended, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on purple paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depository at 800-854-8357.